SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934

                     MARVEL ENTERTAINMENT GROUP, INC.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                573913 10 0
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              August 15, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:                ( )

         Check the following box if a fee is being paid with this
         Statement:                               ( )


                                SCHEDULE 13D

   CUSIP No.  573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Andrews Group Incorporated
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        285,200
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         285,200
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       285,200

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0.3%
      ______________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                                SCHEDULE 13D

   CUSIP No.  573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mafco Holdings Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        2,393,899
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         2,393,899
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,393,899

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       2.3%
      ______________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


        This statement amends and supplements the Schedule 13D, dated May 18, 1993, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission by New Marvel Holdings Inc. ("Marvel Holdings"), MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated October 12, 1993, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent) Holdings Inc. ("Marvel (Parent)"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2, dated November 15, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, as amended by Amendment No. 3, dated December 30, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, as amended by Amendment No. 4, dated March 10, 1997, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, as amended by Amendment No. 5, dated April 28, 1997, filed with the Securities and Exchange Commission by Marvel (Parent), Andrews and Mafco.

   ITEM 2.  IDENTITY AND BACKGROUND.

   This statement is filed on behalf of Andrews and Mafco. Andrews and Mafco are collectively referred to as the "Reporting Persons."

   ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) On August 15, 1997, Marvel III Holdings Inc. ("Marvel III"), a wholly owned subsidiary of Andrews, received notice from LaSalle National Bank, as Trustee under the Indenture (the "Indenture"), dated as of February 15, 1994, between Marvel III and NationsBank of Georgia, National Association, as Original Trustee, as succeeded by The Bank of New York, as First Successor Trustee and LaSalle National Bank as Second Successor Trustee, that all rights of Marvel III to exercise voting and other consensual rights with respect to 1,000 shares of common stock of Marvel (Parent) Holdings pledged pursuant to the terms of the Indenture had been terminated, that all such rights had vested in the Trustee, and that the Trustee has the sole right to exercise such voting and consensual rights. Also on August 15, 1997, three officers of Mafco who served as directors of Marvel III were notified by the Trustee that they had been removed as directors of Marvel (Parent) Holdings and that Mr. Carl C. Icahn, Mr. Robert Mitchell and Mr. Vincent Intrieri have been elected to the board of directors of Marvel (Parent) Holdings. As a result, the Reporting Persons are no longer deemed to have beneficial ownership of the 29,302,326 shares of Marvel Common Stock beneficially owned by Marvel (Parent) Holdings.

   Andrews may still be deemed to own beneficially 285,200 shares of Marvel Common Stock, or approximately 0.3% of the total outstanding. Other affiliates of Mafco own 2,108,699 shares and therefore Mafco may be deemed to own beneficially 2,393,899 shares or approximately 2.3% of the total outstanding shares of Marvel Common Stock.

   Except as set forth above, the Reporting Persons do not beneficially own any Marvel Common Stock.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.


                                SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: August 21, 1997

                                Andrews Group Incorporated
                                Mafco Holdings Inc.

                                By: /s/ Barry F. Schwartz
                                    __________________________
                                    Name:  Barry F. Schwartz
                                    Title: Executive Vice
                                           President and General Counsel